                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM S-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         Pre-Effective Amendment No. 1


                        THE TRAVELERS INSURANCE COMPANY
                        -------------------------------
            (Exact name of registrant as specified in its charter)

                                  CONNECTICUT
                                  -----------
        (State or other jurisdiction of incorporation or organization)

              I.R.S. Employer Identification Number:  06-0566090
                                                       ----------

        One Tower Square, Hartford, Connecticut  06183  (203) 277-0111
  ---------------------------------------------------------------------------
   (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)


                               Ernest J. Wright
                        The Travelers Insurance Company
                               One Tower Square
                         Hartford, Connecticut  06183
                                (203) 277-4345
                   ----------------------------------------
           (Name, Address, including Zip Code, and Telephone Number,
                   including Area Code of Agent for Service)



Approximate date of commencement of proposed sale to the public: The annuities covered by this registration statement are to be issued from time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933 check the following box.     X
                               --------

If the Registrant elects to deliver its latest Annual Report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. _____

This Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

                                    PART I

                      INFORMATION REQUIRED IN PROSPECTUS
                      ----------------------------------

                        THE TRAVELERS INSURANCE COMPANY

         Cross Reference Sheet Pursuant to Regulation S-K, Item 501(b)
         -------------------------------------------------------------

Item
No.   Form S-2 Caption                Heading in Prospectus
- ----  ----------------                ---------------------

  1.  Forepart of the Registration     Outside Front CoverPage of Registration
      Statement and Outside Front      Statement and Prospectus
      Cover Page of Prospectus

  2.  Inside Front and Outside Back    Available Information, Incorporation of
      Cover Pages of Prospectus        Certain Documents by Reference;
                                       Table of Contents

  3.  Summary Information, Risk        Prospectus Summary; Outside Front
      Factors and Ratio of Earnings    Cover Page
      to Fixed Charges

  4.  Use of Proceeds                  Investments by the Company

  5.  Determination of Offering Price  Not Applicable

  6.  Dilution                         Not Applicable

  7.  Selling Security Holders         Not Applicable

  8.  Plan of Distribution             Distribution of the Contract

  9.  Description of Securities        Outside Front Cover Page of Prospectus;
      to be Registered                 Description of Contracts

 10.  Interests of Named Experts       Not Applicable
      and Counsel

 11.  Information with Respect to      Outside Front Cover Page; Incorporated
      the Registrant                   by Reference to Form 10-K

 12.  Incorporation of Certain         Incorporation of Certain Documents by
      Information by Reference         Reference

 13.  Disclosure of Commission         Not Applicable
      Position on Indemnification
      for Securities Act Liabilities

                       THE TRAVELERS INSURANCE COMPANY
                               ONE TOWER SQUARE
                         HARTFORD, CONNECTICUT  06183

                                      TTM

                           Travelers Target Maturity

                     MODIFIED GUARANTEED ANNUITY CONTRACT

     This Prospectus describes $200 million in participating interests in individual and group deferred annuity contracts issued by The Travelers Insurance Company (the "Company"). They are designed to offer retirement programs to eligible individuals. With respect to the group Contract, eligible individuals include persons who have established accounts with certain broker-dealers that have entered into a participation agreement to offer interests in the Contract, and members of other eligible groups. (See "Distribution of the Contracts," page 10.) An individual deferred annuity contract is offered in certain states and through certain trusts. Certain Qualified Plans may also purchase the Contract. (See Appendix A.)

     Participation by an individual in a group Contract will be separately accounted for by the issuance of a certificate evidencing the individual's interest under the Contract. Participation in an individual Contract is evidenced by the issuance of an individual annuity Contract. A group Contract will be issued under certain circumstances. (See Appendix A.) The certificate, group and individual annuity Contract are hereafter collectively referred to as the "Contract."

     A minimum single Purchase Payment of at least $5,000 must accompany the application or purchase order for a Contract. Prior approval by the Company is necessary for Purchase Payments in excess of $1,000,000. No additional payments are permitted to be made under a Contract, although eligible individuals may purchase more than one Contract. (See "Description of the Contracts
- - Application and Purchase Payment," page 3.)

     Purchase Payments become part of the general assets of the Company. The Company intends generally to invest funds received in relation to the Contracts in fixed income securities, including public and privately placed bonds, and mortgages. (See "Investments by the Company," page 10).

     UPON A SUBSEQUENT GUARANTEE PERIOD, THE GUARANTEED INTEREST RATE WILL BE DECLARED BY THE COMPANY BASED ON VARIOUS FACTORS. IT MAY BE HIGHER OR LOWER THAN THE PREVIOUS GUARANTEED INTEREST RATE. (See "Guarantee Periods," page 3 and "Establishment of Guaranteed Interest Rates," page 5.)

     THIS PROSPECTUS IS ACCOMPANIED BY A COPY OF THE COMPANY'S LATEST ANNUAL REPORT ON FORM 10-K, WHICH CONTAINS ADDITIONAL INFORMATION ABOUT THE COMPANY.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     MUTUAL FUNDS, ANNUITIES AND INSURANCE PRODUCTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY ANY BANK, NOR ARE THEY INSURED OR OTHERWISE PROTECTED BY THE FDIC; THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.

              The date of this Prospectus is __________________.

                               TABLE OF CONTENTS
- --------------------------------------------------------------------------------

GLOSSARY OF SPECIAL TERMS...................................... GLOSSARY - 1

PROSPECTUS SUMMARY............................................. SUMMARY -  1

THE INSURANCE COMPANY...................................................   1

AVAILABLE INFORMATION...................................................   1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.........................   1

DESCRIPTION OF THE CONTRACTS............................................   3

    Application and Purchase Payment....................................   3

    Right to Cancel.....................................................   3

ACCUMULATION PERIOD.....................................................   3

    Guarantee Periods...................................................   3

ESTABLISHMENT OF GUARANTEED INTEREST RATES..............................   5

SURRENDERS..............................................................   5

    General.............................................................   5

    Surrender Charge....................................................   5

    Market Value Adjustment.............................................   6

    Special Surrenders..................................................   6

    Waiver of Surrender Charge..........................................   6

    Reduction or Elimination of Surrender Charges.......................   7

    Guarantee Period Exchange Option....................................   7

    Premium Taxes.......................................................   7

DEATH BENEFIT...........................................................   7

PAYMENT UPON FULL OR PARTIAL SURRENDER..................................   8

ANNUITY PERIOD..........................................................   8

    Election of Annuity Commencement Date and Form of Annuity...........   8

    Change of Annuity Commencement Date or Annuity Option...............   8

    Annuity Options.....................................................   9

    Annuity Payment.....................................................   9

    Death of Annuitant After Annuity Commencement Date..................  10

INVESTMENTS BY THE COMPANY..............................................  10

AMENDMENT OF THE CONTRACTS..............................................  10

ASSIGNMENT OF THE CONTRACTS.............................................  10

DISTRIBUTION OF THE CONTRACTS...........................................  10

FEDERAL TAX CONSIDERATIONS..............................................  11

    General.............................................................  11

    Section 403(b) Plans and Arrangements...............................  11

    Qualified Pension and Profit-Sharing Plans..........................  11

    Individual Retirement Annuities.....................................  12

    Section 457 Plans...................................................  12

    Nonqualified Annuities..............................................  13

    Federal Income Tax Withholding......................................  13

    Tax Advice..........................................................  14

LEGAL OPINION...........................................................  15

INDEPENDENT ACCOUNTANTS.................................................  15

APPENDIX A..............................................................  16

    Modified Guaranteed Annuity for Qualified Plans.....................  16

APPENDIX B..............................................................  17

                           GLOSSARY OF SPECIAL TERMS
- --------------------------------------------------------------------------------

     In this Prospectus the following terms have the indicated meanings:

ACCOUNT VALUE - The Purchase Payment plus all interest earned, minus all surrenders, surrender charges and applicable premium taxes previously deducted.

ANNUITANT - The person upon whose life the Contract is issued.

ANNUITY COMMENCEMENT DATE - The date on which annuity payments are to start. The date may be designated in the Contract or elected by the Owner.

BENEFICIARY - The person entitled to receive benefits pursuant to the terms of the Contract in case of the death of the Annuitant or the Owner, or joint Owner, as applicable.

CASH SURRENDER VALUE - The Cash Value less surrender charges and any applicable premium tax.

CASH VALUE - The Account Value at the end of a Guarantee Period or the Market
     Adjusted Value before the end of a Guarantee Period.

COMPANY (WE, US, OUR) - The Travelers Insurance Company.

CONTINGENT ANNUITANT - The person named prior to the Contract Date by the Owner who, upon the Annuitant's death (prior to the Annuity Commencement Date) becomes the Annuitant. All rights and benefits provided by the Contract then continue to be in effect. Applicable to nonqualified Contracts only.

CONTRACT - For a group Contract, the certificate evidencing a participating interest in the group annuity Contract. Any reference in this Prospectus to Contract includes the underlying group annuity Contract. For an individual Contract, the individual annuity Contract.

CONTRACT DATE - The effective date of participation under the group annuity
     Contract as designated in the certificate, or the date of issue of an individual annuity Contract .

CONTRACT YEAR - A continuous twelve-month period commencing on the Contract Date and each anniversary thereof.

GUARANTEE PERIOD - The period for which either an initial or subsequent
     Guaranteed Interest Rate is credited.

GUARANTEED INTEREST RATE - The annual effective interest rate credited during the Guarantee Period.

HOME OFFICE - The principal executive offices of The Travelers Insurance Company located at One Tower Square, Hartford, Connecticut 06183 (Attention:
     Annuity Services).

MARKET VALUE ADJUSTMENT - The Market Value Adjustment reflects the relationship, at the time of surrender, between the then-current Guaranteed Interest Rate for a Guarantee Period equal to the duration left in your Guarantee Period, and the Guaranteed Interest Rate that applies to your Contract.

MATURITY VALUE - The accumulated value of a Purchase Payment at the Guaranteed
     Interest Rate at the end of the Guarantee Period selected, minus all surrenders, surrender charges and premium taxes previously deducted.

OWNER (YOU, YOURS) - For an individual Contract, the person or entity to whom the individual Contract is issued. Joint Owners, who share in ownership rights and any benefits or payments, may be named in nonqualified Contracts. For a group Contract, the person or entity to whom the certificate under a group annuity Contract is issued.

PURCHASE PAYMENT - The premium payment applied to the Contract less premium taxes if applicable.

- --------------------------------------------------------------------------------
GLOSSARY-1

                              PROSPECTUS SUMMARY
- --------------------------------------------------------------------------------

     The Travelers Insurance Company (the "Company"), an indirect wholly owned subsidiary of Travelers Group Inc., is offering individual and group modified guaranteed annuity contracts to eligible individuals.

     Upon application or purchase order, you select an initial Guarantee Period from those available from the Company. Interest on the Purchase Payment is credited on a daily basis and this compounding effect is reflected in the Guaranteed Interest Rate. (See "Accumulation Period--Guarantee Periods," page 3 and "Establishment of Guaranteed Interest Rates," page 5.)

     At the end of each Guarantee Period, a subsequent Guarantee Period of one year will begin unless, within the thirty-day period prior to the end of the Guarantee Period, you elect a different duration from among those offered by us at that time.

     The Account Value as of the first day of each subsequent Guarantee Period will earn interest at the subsequent Guaranteed Interest Rate. THE COMPANY WILL MAKE THE FINAL DETERMINATION AS TO GUARANTEED INTEREST RATES TO BE DECLARED. WE CANNOT PREDICT NOR CAN WE GUARANTEE FUTURE GUARANTEED INTEREST RATES. (See "Accumulation Period--Guarantee Periods," page 3 and "Establishment of Guaranteed Interest Rates," page 5.)

     Subject to certain restrictions, full and partial surrenders are permitted. However, such surrenders may be subject to a surrender charge and/or a Market Value Adjustment. A full or partial surrender made prior to the end of a Guarantee Period will be subject to a Market Value Adjustment. Except as described below, the surrender charge will be deducted from any surrender made before the end of the seventh Contract Year. The surrender charge will be equal to seven percent of the amount surrendered in the first Contract Year, and will be reduced by one percentage point for each of the next six Contract Years. A REQUEST FOR SURRENDER AT THE END OF A GUARANTEE PERIOD MUST BE RECEIVED IN WRITING WITHIN 30 DAYS PRECEDING THE END OF THE GUARANTEE PERIOD. A MARKET VALUE ADJUSTMENT WILL NOT BE APPLIED.

     No surrender charge will apply for full or partial surrenders taken: (1) at the end of an initial Guarantee Period of at least three years, or (2) at the end of any other Guarantee Period provided the surrender occurs on or after the fifth Contract Year. We will waive surrender charges in certain instances. (See "Surrenders--Waiver of Surrender Charge," page 6.) For Section 403(b) or other qualified plan participants, surrenders may be subject to restrictions. (See "Federal Tax Considerations," page 11.)

     In addition, we will send you any interest that has been credited during the prior Contract Year if you so request in writing. No surrender charge or Market Value Adjustment will be imposed on such interest payments; however, all applicable premium taxes will be deducted. Any such surrender may also be subject to federal and state taxes. (See "Surrenders," page 5 and "Federal Tax Considerations," page 11.)

     The Market Value Adjustment reflects the relationship between the then current Guaranteed Interest Rate for the duration remaining in the Guarantee Period at the time of surrender and the Guaranteed Interest Rate that applies to your Contract. Generally, the primary factor affecting the amount of the Market Value Adjustment is the level of interest rates on investments to be made by the Company at the time that the current Guaranteed Interest Rates are established. The Market Value Adjustment is sensitive, therefore, to changes in interest rates. It is possible that the amount you receive upon surrender may be less than your original Purchase Payment if interest rates increase. It is also possible that if interest rates decrease, the amount you receive upon surrender may be more than your original Purchase Payment plus accrued interest.

     We may defer payment of any surrender for a period not exceeding six months from the date of our receipt of your written notice of surrender or the period permitted by state insurance law, if less, but such a deferral of payment will be for a period greater than thirty days only under highly unusual circumstances. Interest of at least 3 1/2% per annum will be paid on any amounts deferred for more than 30 days if the Company chooses to exercise this deferral right. (See "Payment Upon Full or Partial Surrender," page 8.)

- --------------------------------------------------------------------------------
SUMMARY-1

     On the Annuity Commencement Date specified by you, the Company will make either a lump-sum payment or start to pay a series of payments based on the Annuity Options you select. (See "Annuity Period," page 8.)

     The Contract provides for a death benefit. If the Annuitant dies before the Annuity Commencement Date and there is no designated Contingent Annuitant surviving, or if the Owner dies before the Annuity Commencement Date with the Annuitant surviving, the death benefit will be payable to the Beneficiary. For Contracts that are not tax-qualified, the party receiving distributions upon the death of the Owner before the Annuity Commencement Date with the Annuitant surviving may be either the surviving joint Owner or the Beneficiary depending upon all the circumstances and terms of the Contract. The death benefit is calculated as of the date we receive written notification of due proof of death at the Company's Home Office. The death benefit will equal the Account Value. (See "Death Benefit," page 7.)

     On any Contract subject to premium tax, the Company will deduct any applicable premium taxes from the Cash Value either upon death, surrender, annuitization, or at the time the Purchase Payment is made to the Contract. (See "Surrenders--Premium Taxes," page 7.)

     Certain changes and elections must be made in writing to the Company. Where the term "in writing" is used, it means that written information must be sent to the Company's Home Office in a form and content satisfactory to the Company.

- --------------------------------------------------------------------------------
                                                                       SUMMARY-2

                             THE INSURANCE COMPANY
- --------------------------------------------------------------------------------

     The Travelers Insurance Company (the "Company") is a wholly owned subsidiary of The Travelers Insurance Group Inc., which is indirectly owned, through a wholly owned subsidiary, by Travelers Group Inc. The Company is a stock insurance company chartered in 1864 in the State of Connecticut and has been continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.

                             AVAILABLE INFORMATION
- --------------------------------------------------------------------------------

     The Company, subject to the information requirements of the Securities Exchange Act of 1934 (the "1934 Act"), as amended, and files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. and at the Commission's Regional Offices located at Seven World Trade Center, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     Under the Securities Act of 1933, the Company has filed with the Commission a registration statement (the "Registration Statement") relating to the Contracts offered by this Prospectus. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits, and reference is hereby made to such Registration Statement and exhibits for further information relating to the Company and the Contracts. The Registration Statement and the exhibits may be inspected and copied as described above. Although the Company does furnish the Annual Report on Form 10-K for the year ended December 31, 1994 to owners of contracts or certificates, the Company does not plan to furnish subsequent annual reports containing financial information to the owners of contracts or certificates described in this Prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
- --------------------------------------------------------------------------------


     The Company's latest Annual Report on Form 10-K and the current reports on Form 8-K (dated January 3, 1995 and April 21, 1995) and Form 10-Q (dated May 15,
1995) have been filed with the Commission pursuant to Section 15(d) of the 1934 Act. They are incorporated by reference into this Prospectus and copies of the Form 10-K, Form 8-K dated April 21, 1995 and Form 10-Q dated May 15, 1995 must accompany this Prospectus.

     The Form 10-K for the fiscal year ended December 31, 1994 contains additional information about the Company, including audited financial statements for the Company's latest fiscal year. The Forms 8-K report certain significant events and pro forma financial information concerning the sale of the Company's group life and related businesses to Metropolitan Life Insurance Company and the formation of The MetraHealth Companies Inc., the joint venture of the health care benefits business of the Company and Metropolitan Life Insurance Company. The Form 10-Q contains unaudited first quarter 1995 information that updates the financial information reported in Form 10-K.

- --------------------------------------------------------------------------------

     If requested, the Company will furnish, without charge, to each person to whom a copy of this Prospectus is delivered, a copy of the documents referred to above which have been incorporated by reference in the Prospectus, other than exhibits to the documents (unless such exhibits are specifically incorporated by reference in such documents). Any such requests should be directed to The Travelers Insurance Company, One Tower Square, Hartford, Connecticut 06183-5030,
Attention: Annuity Services. The telephone number is (203) 277-0111.

- --------------------------------------------------------------------------------
2

- --------------------------------------------------------------------------------

                         DESCRIPTION OF THE CONTRACTS
- --------------------------------------------------------------------------------

Application and Purchase Payment

     To apply for a Contract, you must complete an application form or an order to purchase. The application must be submitted to the Company's Home Office for approval. Your Purchase Payment must accompany the application or order to purchase in order for the Contract to become effective.

     The minimum Purchase Payment is $5,000. The Company retains the right to limit the amount of the maximum Purchase Payment to $1,000,000 without prior approval.

     On the date we receive your Purchase Payment, it becomes part of our general assets and is credited to an account we establish for you. We then issue a Contract and confirm the Purchase Payment in writing. You may not contribute additional Purchase Payments to the Contract in the future. You may, however, purchase additional Contracts at the then-effective interest rates.

     In the event that your application or order to purchase is not properly completed, we will attempt to contact your agent or broker by telephone. We will return an improperly completed application, along with the corresponding Purchase Payment, within ten days after we receive it, if the application or order to purchase has not been properly completed by that time.

Right to Cancel

     State law may afford the right to cancel a Contract for a certain period of time after receipt of the Contract and may allow a refund of the Purchase Payment.

                              ACCUMULATION PERIOD
- --------------------------------------------------------------------------------

Guarantee Periods

     Upon application, you will select the duration of the Guarantee Period and corresponding Guaranteed Interest Rate from among those offered by us. Your Purchase Payment will earn interest at the Guaranteed Interest Rate during the entire Guarantee Period. All interest earned will be credited daily; this compounding effect is reflected in the Guaranteed Interest Rate.

     The following example is an illustration of how interest will be credited to your Account Value during each Guarantee Period. For the purpose of this example we have made the assumptions indicated.

   NOTE: THE FOLLOWING EXAMPLE ASSUMES NO SURRENDERS, DEDUCTIONS FOR PREMIUM TAXES, OR PRE-AUTHORIZED PAYMENT OF INTEREST DURING THE ENTIRE FIVE-YEAR PERIOD. A MARKET VALUE ADJUSTMENT OR SURRENDER CHARGE MAY APPLY TO ANY SUCH INTERIM SURRENDER (SEE "SURRENDERS," PAGE 5). THE HYPOTHETICAL GUARANTEED INTEREST RATES ARE ILLUSTRATIVE ONLY AND ARE NOT INTENDED TO PREDICT FUTURE GUARANTEED INTEREST RATES TO BE DECLARED UNDER THE CONTRACT. ACTUAL GUARANTEED INTEREST RATES DECLARED FOR ANY GIVEN TIME MAY BE MORE OR LESS THAN THOSE SHOWN.


- --------------------------------------------------------------------------------

            Example of Compounding at the Guaranteed Interest Rate

                      Beginning Account Value:   $50,000
                         Guarantee Period:   5 years
                  Guarantee Interest Rate:   5.50% per annum

                                                                                      End of Contract Year
- ------------------------------------------------------------------------------------------------------------------------------
                                                                 Year 1        Year 2        Year 3        Year 4       Year 5
- ------------------------------------------------------------------------------------------------------------------------------
Beginning Account Value. . . . . . . . . .                     $50,000.00
X (1 + Guaranteed Interest Rate) . . . . .                          1.055
                                                                 --------
                                                               $52,750.00
                                                                =========
Account Value at end of Contract Year 1. .                                   $52,750.00
X (1 + Guaranteed Interest Rate) . . . . .                                        1.055
                                                                               --------
                                                                             $55,651.25
                                                                              =========
Account Value at end of Contract Year 2. .                                                 $55,651.25
X (1 + Guaranteed Interest Rate) . . . . .                                                      1.055
                                                                                             --------
                                                                                           $58,712.07
                                                                                            =========
Account Value at end of Contract Year 3. .                                                                $58,712.07
X (1 + Guaranteed Interest Rate) . . . . .                                                                     1.055
                                                                                                            --------
                                                                                                          $61,941.23
                                                                                                           =========
Account Value at end of Contract Year 4. .                                                                            $61,941.23
X (1 + Guaranteed Interest Rate) . . . . .                                                                                 1.055
                                                                                                                        --------
                                                                                                                      $65,348.00
                                                                                                                       ---------
Account Value at end of Guarantee Period (i.e. Maturity Value)                                                        $65,348.00
                                                                                                                       =========

Total Interest Credited in Guarantee Period --                    $65,348.00 - 50,000.00 = $15,348.00
Account Value at end of Guarantee Period --                       $50,000.00 + 15,348.00 = $65,348.00

     At the end of any Guarantee Period, a subsequent Guarantee Period will begin. The Account Value at the beginning of any subsequent Guarantee Period will equal the Account Value at the end of the Guarantee Period just ending. This Account Value will earn interest at the subsequent Guaranteed Interest Rate. We will notify you in writing about selecting a subsequent Guarantee Period before maturity. [(In New York, the minimum subsequent interest rate is 3%.)] This written notification will not specify the then-current Guaranteed Interest Rates. You may elect, during the 30-day period before the end of the then-current Guarantee Period, a Guarantee Period of a duration available at that time. The election may be made by notifying us in writing or by telephone.

     If no election is made, we will automatically transfer the Account Value into a one-year Guarantee Period. At any time during that year, you may elect to transfer from your current automatic one-year Guarantee Period into another Guarantee Period of a different duration. No Market Value Adjustment, transfer or surrender charge will be applied. Surrender charges will continue to be based on time elapsed from the original Contract Date.

     In no event may subsequent Guarantee Periods extend beyond the Annuity Commencement Date then in effect. For example, if you are age 72 upon the expiration of a Guarantee Period and you have chosen age 75 as an Annuity Commencement Date, we will provide a three-year Guarantee Period to equal the number of years remaining before your Annuity Commencement Date. Your Account Value will then earn interest at a Guaranteed Interest Rate that we have declared for that duration.

     We will notify you of any subsequent Guaranteed Interest Rate applicable to your Contract. You may also contact us to inquire about subsequent Guaranteed Interest Rates.

- --------------------------------------------------------------------------------
4

                  ESTABLISHMENT OF GUARANTEED INTEREST RATES
- --------------------------------------------------------------------------------

     You will know the Guaranteed Interest Rate for the Guarantee Period you choose at the time you purchase your Contract, and we will send you a confirmation that will show the amount of your Purchase Payment and the applicable Guaranteed Interest Rate. After the end of each calendar year, we will send you a statement that will show (a) your Account Value as of the end of the preceding year, (b) all transactions regarding your Contract during the year, (c) your Account Value at the end of the current year, and (d) the Guaranteed Interest Rate being credited to your Contract.

     The Company has no specific formula for determining Guaranteed Interest Rates in the future. The Guaranteed Interest Rates will be declared from time to time as market conditions dictate. (See "Investments by the Company," page 10.) In addition, the Company may also consider various other factors in determining Guaranteed Interest Rates for a given period, including regulatory and tax requirements, sales commissions, administrative expenses, general economic trends and competitive factors.

     THE COMPANY WILL MAKE THE FINAL DETERMINATION AS TO GUARANTEED INTEREST RATES TO BE DECLARED. WE CANNOT PREDICT NOR CAN WE GUARANTEE FUTURE GUARANTEED INTEREST RATES.


                                  SURRENDERS
- --------------------------------------------------------------------------------

General

     The Company will permit full and partial surrenders of the Contract at any time, subject to surrender charges described below. In the case of all surrenders, the Cash Value and Maturity Value will be reduced.

     Upon request, the Company will inform you of the amount payable upon a full or partial surrender. Any full, partial or special surrender may be subject to tax. (See "Federal Tax Considerations," page 11.)

     For Participants in Section 403(b) tax-deferred annuity plans, a cash surrender may not be made from certain amounts prior to the earliest of age 59 1/2, separation from service, death, disability or hardship. (See "Federal Tax Considerations--Section 403(b) Plans and Arrangements," page 11.)

Surrender Charge

There are no sales charges deducted from a Purchase Payment when it is received. However, a surrender charge may be assessed on surrenders made before the end of the seventh Contract Year. The surrender charge is computed as a percentage of the Cash Value (or portion thereof) being surrendered. The chart below indicates the percentage charge applied during the specified Contract Year:


                    Contract Year               Charges as a Percentage of
             in which Surrender is made                 Cash Value
             --------------------------         --------------------------
                         1                                  7%
                         2                                  6%
                         3                                  5%
                         4                                  4%
                         5                                  3%
                         6                                  2%
                         7                                  1%
                     Thereafter                             0%

     No surrender charge will be made for surrender dates after Contract Year 7 or certain surrenders effective at the end of a Guarantee Period. (See "Special Surrenders," page 6.)

- --------------------------------------------------------------------------------

Market Value Adjustment

The amount payable on a full or partial surrender made prior to the end of any Guarantee Period may be adjusted up or down by the application of the Market Value Adjustment.

The Market Value Adjustment reflects, at the time of surrender, the relationship between the then-current Guaranteed Interest Rate for a Guarantee Period equal to the duration left in your Guarantee Period, and the Guaranteed Interest Rate that applies to your Contract.

Generally, if your Guaranteed Interest Rate is lower than the applicable current Guaranteed Interest Rate, then the application of the Market Value Adjustment will result in a lower payment upon surrender. Conversely, if your Guaranteed Interest Rate is higher than the applicable current Guaranteed Interest Rate, the application of the Market Value Adjustment will result in a higher payment upon surrender.

For example, assume you purchase a Contract and select an initial Guarantee Period of ten years which has a Guaranteed Interest Rate of 8% per annum. Assume at the end of seven years you make a partial surrender. If the current three-year Guaranteed Interest Rate is then 6%, the amount payable upon partial surrender will increase after the application of the Market Value Adjustment. On the other hand, if the current three-year Guaranteed Interest Rate is higher than your 8% Guaranteed Interest Rate, for example, 10%, the application of the Market Value Adjustment will decrease the amount payable to you upon this partial surrender.

Generally, the primary factor affecting the amount of the Market Value Adjustment is the level of interest rates on investments made by the Company at the time that the current Guaranteed Interest Rates are established. The Market Adjusted Value is sensitive, therefore, to changes in current interest rates.
It is possible that the amount you receive upon surrender would be less than the original Purchase Payment if interest rates increase. It is also possible that if interest rates decrease, the amount you receive upon surrender may be more than the original Purchase Payment plus accrued interest.

The formula for calculating the Market Value Adjustment is set forth in Appendix B to this Prospectus, which also contains an additional illustration of the application of the Market Value Adjustment.

Special Surrenders

No surrender charge or Market Value Adjustment will apply for full or partial surrenders taken: 1) at the end of an Initial Guarantee Period of at least three years in duration; or 2) at the end of any other Guarantee Period provided the surrender occurs on or after the fifth Contract Year. However, Guarantee Periods initiated through the Guaranteed Period Exchange Option will be subject to the surrender charges based on the original Contract Date. (See "Guarantee Period Exchange Option," page 7.)

No surrender charges will be assessed upon the application of your Account Value to elect an annuity option on the Annuity Commencement Date (except if the Fifth Option is elected within the First Contract Year). A Market Value Adjustment will be applied if the Annuity Commencement Date is not at the end of a Guarantee Period. To elect an annuity option, you must notify us at least thirty days before your Annuity Commencement Date.

In addition, we will send you any interest that has been credited during the prior Contract Year if you so request in writing. No surrender charge or Market Value Adjustment will be imposed on such interest payments. Any such surrender may, however, be subject to federal or state taxes.

Waiver of Surrender Charge

   The surrender charge may be waived if:

     (a) distributions are applied to any one of the annuity options (except if the Fifth Option is elected within the first Contract Year);

     (b)  you become disabled (as defined by the Internal Revenue Code ("Code")
          Section 72(m)(7)) subsequent to purchase of the Contract;

- --------------------------------------------------------------------------------
6

     (c) the Owner or Annuitant dies and payment of a death benefit is made to the Beneficiary;

     (d) as a participant under a tax-deferred annuity plan (Section 403(b) plan), you retire after age 55 and the Contract has been in force for at least five years, provided that the payment is made directly to the Owner;

     (e) as Owner of an IRA, you reach age 70 1/2, and the Contract has been in force for at least five years;

     (f) as a participant under a qualified pension or profit sharing plan, including a 401(k) plan, you retire at or after age 59 1/2 and the Contract has been in force for at least five years, or if refunds are made under any such plan to satisfy the anti-discrimination test;

     (g) as a participant under a Section 457 deferred compensation plan, you retire and the Contract has been in force for at least five years, or if a financial hardship or disability withdrawal as defined by the Code has been allowed by the plan administrator.

Reduction or Elimination of Surrender Charges

     The amount of the surrender charge and duration that it may be assessed on a Contract may be reduced or eliminated when sales of Contracts are made to persons in certain employee or professional purchase arrangements in such a manner that results in savings or reductions of sales and distribution expenses. Any such reduction in the surrender charge will be based on the size and type of groups to which sales are made (the sales and distribution expenses for a larger group are generally less than for a smaller group), and any prior or existing relationship with the Company.

     There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales and distribution expenses. In no event will reductions or elimination of the surrender charge and its duration be permitted where such reductions or elimination would be unfairly discriminatory to any person.

Guarantee Period Exchange Option

     Once each Contract Year after the first year, you may elect to transfer from your current Guarantee Period into a new Guarantee Period of a different duration and at the then-current Guaranteed Interest Rate. A Market Value Adjustment will be applied to your current Account Value at the time of transfer. There will be no surrender charge for this exchange. However, surrender charges will continue to be based on time elapsed from the original Contract Date. We reserve the right to charge a fee of up to $50 for such transfers, but do not impose a transfer charge as of the date of this Prospectus.

Premium Taxes

     Certain state and local governments impose premium taxes. These taxes currently range from 0.5% to 3 1/2%, depending upon jurisdiction. The
Company, in compliance with any applicable state law, will determine the method used to recover premium tax expenses incurred. The Company will deduct any applicable premium taxes from the Cash Value either upon death, surrender, annuitization, or at the time the Purchase Payment is made to the Contract, but no earlier than when the Company has a tax liability under state law.

                                 DEATH BENEFIT
- --------------------------------------------------------------------------------

     A death benefit is payable to the Beneficiary upon the death of the Annuitant prior to the Annuity Commencement Date with no contingent Annuitant surviving. The death benefit will equal the Account Value, and will be calculated as of the date we receive written notification of due proof of death at the Company's

- --------------------------------------------------------------------------------

Home Office. A Beneficiary may request that a death benefit payable under the Contract be applied to one of the annuity options available under the Contract, subject to the contract provisions.

     In addition, for nonqualified contracts, if the Owner dies (including the first of joint owners) before the Annuity Commencement Date with the Annuitant surviving, and if a distribution is made as a result of such death, as required by the Code's minimum distribution rules, the value of the death benefit will be credited to the individual(s) taking distributions upon death of the Owner. The individual(s) will generally be the surviving joint owner or the Beneficiary in accordance with all the circumstances and the terms of the Contract. The individual(s) may differ from the Beneficiary who was named by the Owner in a written request and who would receive any remaining contractual benefits upon the death of the Annuitant. The individual(s) may be paid in a single lump sum, or by other options, but should take distributions as required by the Code's minimum distribution rules. If the Owner's spouse is the surviving joint owner or Beneficiary, the spouse may elect to continue the Contract as owner in lieu of taking a distribution under the Contract.

                    PAYMENT UPON FULL OR PARTIAL SURRENDER
- --------------------------------------------------------------------------------

     We may defer payment of any surrender for a period not exceeding six months from the date we receive your notice of surrender or the period permitted by state insurance law, if less. Only under highly unusual circumstances will we defer a surrender payment more than thirty days, and if we defer payment for more than thirty days, we will pay interest of at least 3.5% per annum on the amount deferred. While all circumstances under which we could defer payment upon surrender may not be foreseeable at this time, such circumstances could include, for example, our inability to liquidate assets due to a general financial crisis.

                                ANNUITY PERIOD
- --------------------------------------------------------------------------------

Election of Annuity Commencement Date and Form of Annuity

     When you apply for or complete a purchase order for a Contract, you may select an Annuity Commencement Date. If no date is elected, for nonqualified Contracts, the automatic default age is 95. For qualified Contracts, the automatic default age is 70 1/2. Within thirty days prior to your Annuity Commencement Date, you may elect to have all or a portion of your Cash Value paid in a lump sum on your Annuity Commencement Date. Alternatively, you may elect, at least thirty days prior to the Annuity Commencement Date, to have your Cash Value or a portion thereof (less applicable premium taxes, if any) distributed under any of the Annuity Options described below. In the absence of such election, for nonqualified Contracts, the Cash Value will be applied on the Annuity Commencement Date under the Second Option to provide a life annuity with 120 monthly payments certain. For qualified Contracts, the Cash Value will be applied to the Fourth Option, to provide a Joint and Last Survivor Life Annuity. This Contract may not be surrendered after the commencement of annuity payments, except with respect to the Sixth Option.

Change of Annuity Commencement Date or Annuity Option

You may change the Annuity Commencement Date at any time as long as such change is made in writing and is received by us at least thirty days prior to the
                                                              -----
scheduled Annuity Commencement Date. Once an Annuity Option has begun, it may not be changed.

- --------------------------------------------------------------------------------
8

Annuity Options

     Any one of the following Annuity Options may be elected. Annuity payments may be available on a monthly, quarterly, semiannual or annual basis. The minimum amount that may be applied to Annuity Options is $2,000 unless we consent to a smaller amount.

     First Option - Life Annuity: An annuity payable during the lifetime of the Annuitant, ceasing with the last payment prior to the Annuitant's death. Upon the death of the Annuitant, no additional annuity payments will be made.

     Second Option - Life Annuity with 120, 180 or 240 Monthly Payments Certain:
An annuity providing income to the Annuitant for a guaranteed period of 120 months, 180 months, or 240 months (as selected), and for as long thereafter as the Annuitant lives.

     Third Option - Cash Refund Life Annuity: An annuity payable during the lifetime of the Annuitant. Upon the death of the Annuitant, the Beneficiary will receive a payment equal to the Cash Value applied to this option on the Annuity Commencement Date minus the dollar amount of annuity payments already paid.

     Fourth Option - Joint and Last Survivor Life Annuity: An annuity payable during the lifetimes of the Annuitant and a designated second person, ceasing with the last payment prior to the death of the survivor. Upon the death of the last survivor, no additional annuity payments will be made.

     Fifth Option - Payments for a Designated Period: An amount payable for the guaranteed number of years selected which may be from five to thirty years.

     Sixth Option - Annuity Proceeds Settlement Option: Proceeds from the Death Benefit may be left with the Company for a period not to exceed five years from the date of the Owner's or Annuitant's death prior to the Annuity Commencement Date. The proceeds will remain in the same Guarantee Period and continue to earn the same Guaranteed Interest Rate as at the time of death. If the Guarantee Period ends before the end of the five-year period, the Beneficiary may elect a new Guarantee Period with a duration not to exceed the time remaining in the period of five years from the date of the Owner's or Annuitant's death. Full or partial surrenders may be made at any time. In the event of surrenders, the remaining Cash Value will equal the proceeds left with the Company, minus any surrenders and applicable premium tax, plus any interest earned. A Market Value Adjustment will be applied to all surrenders except those occurring at the end of a Guarantee Period.

     The Tables in the Contract reflect guaranteed dollar amounts of monthly payments for each $1,000 applied under the first five Annuity Options listed above. Under the First, Second or Third Options, the amount of each payment will depend upon the age (and, for nonqualified Contracts, sex) of the Annuitant at the time the first payment is due. Under the Fourth Option, the amount of each payment will depend upon the payees' ages at the time the first payment is due (and, for nonqualified Contracts, the sex of both payees).

     The Tables for the First, Second, Third and Fourth Options are based on the 1983 Individual Annuitant Mortality Table A with ages set back one year and a net investment rate of 3% per annum. The table for the Fifth Option is based on a net investment rate of 3% per annum. If mortality appears more favorable and interest rates so justify, at our discretion, we may apply other tables which will result in higher payments for each $1,000 applied under one or more of the first five Annuity Options.

Annuity Payment

     The first payment under any Annuity Option will be made on the Annuity Commencement Date. Subsequent payments will be made in accordance with the manner of payment selected and are based on the first payment date.

     The option elected must result in a payment at least equal to the minimum payment amount according to Company rules then in effect. If at any time payments are less than the minimum payment amount, the Company has the right to change the frequency to an interval resulting in a payment at least equal to the

- --------------------------------------------------------------------------------
minimum. If any amount due is less than the minimum per year, the Company may make other arrangements that are equitable to the Annuitant.

     Once annuity payments have commenced, no surrender of the annuity benefit (including benefits under the Fifth Option) can be made for the purpose of receiving a lump-sum settlement.

Death of Annuitant After Annuity Commencement Date

     In the event of the Annuitant's death after the Annuity Commencement Date, any amount payable as a death benefit will be distributed at least as rapidly as under the method of distribution in effect.

                          INVESTMENTS BY THE COMPANY
- --------------------------------------------------------------------------------

     Assets of the Company must be invested in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. All claims by purchasers of the Contracts, and other general account products, will be funded by the Company's general account.

     In establishing Guaranteed Interest Rates, the Company will consider the yields on fixed income securities that are part of the Company's current investment strategy for the Contracts at the time that the Guaranteed Interest Rates are established. (See "Establishment of Guaranteed Interest Rates," page 5.) The current investment strategy for the Contracts is to invest in fixed income securities, including public bonds, privately placed bonds, and mortgages, some of which may be zero coupon securities. While the foregoing generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal and state laws.

                           AMENDMENT OF THE CONTRACTS
- --------------------------------------------------------------------------------

     We reserve the right to amend the Contracts to comply with applicable federal or state laws or regulations. We will notify you in writing of any such amendments.

                          ASSIGNMENT OF THE CONTRACTS
- --------------------------------------------------------------------------------

     Your rights as evidenced by a Contract may be assigned as permitted by applicable law. An assignment will not be binding upon us until we receive notice from you in writing. We assume no responsibility for the validity or effect of any assignment. You should consult your tax adviser regarding the tax consequences of an assignment.

                         DISTRIBUTION OF THE CONTRACTS
- --------------------------------------------------------------------------------

     Travelers Equities Sales, Inc. ("TESI") is the principal underwriter of the Contracts. TESI is registered with the Securities and Exchange Commission under the 1934 Act as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. TESI is a wholly owned subsidiary of the Company.

- --------------------------------------------------------------------------------
10

     TESI may enter into distribution agreements with certain broker-dealers registered under the 1934 Act. Under the distribution agreements such broker-dealers may offer Contracts to persons who have established an account with the broker-dealer. In addition, the Company may offer certificates to members of certain other eligible groups. The Company will pay a maximum commission of 5% of the Purchase Payment for the sale of a Contract.

     From time to time, the Company may offer customers of certain broker-dealers special Guaranteed Interest Rates and negotiated commissions. In addition, the Company may offer Contracts to members of certain other eligible groups through trusts or otherwise.

                          FEDERAL TAX CONSIDERATIONS
- --------------------------------------------------------------------------------

General

     The Company is taxed as a life insurance company under Subchapter L of the Code. Generally, amounts credited to a contract are not taxable until received by the Contract Owner, participant or beneficiary, either in the form of annuity payments or other distributions. Tax consequences and limits are described further below for each annuity program.

Section 403(b) Plans and Arrangements

     Purchase Payments for a tax deferred annuity contract may be made by an employer for employees under annuity plans adopted by public educational organizations and certain organizations which are tax exempt under Section 501(c)(3) of the Code. Within statutory limits, such payments are not currently includable in the gross income of the participants. Increases in the value of the contract attributable to these Purchase Payments are similarly not subject to current taxation. The income in the contract is taxable as ordinary income whenever distributed.

     An additional tax of 10% will apply to any taxable distribution received by the participant before the age of 59 1/2, except when due to death, disability, or as part of a series of payments for life or life expectancy, or made after the age of 55 with separation from service. There are other statutory exceptions.

     Amounts attributable to salary reductions and income thereon may not be withdrawn prior to attaining the age of 59 1/2, separation from service, death, total and permanent disability, or in the case of hardship as defined by federal tax law and regulations. Hardship withdrawals are available only to the extent of the salary reduction contributions and not from the income attributable to such contributions. These restrictions do not apply to assets held generally as of December 31, 1988.

     Distributions must begin by April 1st of the calendar year following the calendar year in which the participant attains the age of 70 1/2. Certain other mandatory distribution rules apply at the death of the participant. Certain rollover distributions, including most partial or full redemptions or "term-for-years" distributions of less than 10 years, are eligible for direct rollover to another 403(b) contract or to an Individual Retirement Arrangement (IRA) without federal income tax withholding.

Qualified Pension and Profit-Sharing Plans

     Under a qualified pension or profit-sharing trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code, a Purchase Payment made by an employer is not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

- --------------------------------------------------------------------------------

     Distributions in the form of annuity payments are taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain lump-sum distributions described in Section 402 of the Code may be eligible for special ten-year forward averaging treatment for individuals born before January 1, 1936. All individuals may be eligible for favorable five-year forward averaging of lump-sum distributions after age 59 1/2. Certain eligible rollover distributions including most partial and full surrenders or term-for-years distributions of less than 10 years are eligible for direct rollover to an eligible retirement plan or to an IRA without federal income tax withholding.

     An additional tax of 10% will apply to any taxable distribution received by the participant before the age of 59 1/2, except by reason of death, disability or as part of a series of payments for life or life expectancy, or at early retirement at or after the age of 55. There are other statutory exceptions.

Individual Retirement Annuities

     To the extent of earned income for the year and not exceeding $2,000 per individual, an individual may make deductible contributions to an individual retirement annuity (IRA). (Note: The minimum Purchase Payment allowed for this Contract is $5,000.) There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse based on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annual into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit of $2,250.

     Partial or full distributions made prior to the age of 59 1/2 are treated as ordinary income. Amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

     Section 407(k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of 15% of compensation up to $30,000 for each participant.

Section 457 Plans

     Section 457 of the Code allows employees and independent contractors of state and local governments and tax-exempt organizations to defer a portion of their salaries or compensation to retirement years without paying current income tax on either the deferrals or the earnings on the deferrals.

     The Owner of contracts issued under Section 457 plans is the employer or a contractor of the participant and amounts may not be made available to participants (or beneficiaries) until separation from service, retirement or death or an unforeseeable emergency as determined by Treasury Regulations. The proceeds of annuity contracts purchased by Section 457 plans are subject to the claims of general creditors of the employer or contractor.

     Distributions must begin generally by April 1st of the calendar year following the calendar year in which the participant attains the age of 70 1/2. Certain other mandatory distribution rules apply upon the death of the participant.

     All distributions from plans that meet the requirements of Section 457 of the Code are taxable as ordinary income in the year paid or made available to the participant or beneficiary.

- --------------------------------------------------------------------------------
12

Nonqualified Annuities

     Individuals may purchase tax-deferred annuities without tax law funding limits. The Purchase Payment receive no tax benefit, deduction or deferral, but increases in the value of the Contract are generally deferred from tax until distribution. If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), the increases in value attributable to Purchase Payments made after February 28, 1986 are includable in income annually. Furthermore, for Contracts issued after April 22, 1987, all deferred increases in value will be includable in income annually. Furthermore, for Contracts issued after April 22, 1987, all deferred increases in value will be includable in the income of an Owner when that Owner transfers the Contract without adequate considerations.

     The federal tax law requires nonqualified annuity contracts issued on or after January 19, 1985 to meet minimum mandatory distribution requirements upon the death of the Contract Owner. Failure to meet these requirements will cause the succeeding Contract Owner or beneficiary to lose the tax benefits associated with annuity contracts, i.e., primarily the tax deferral prior to distribution. The distribution required depends upon whether an Annuity Option is elected or whether the succeeding Owner is the surviving spouse. Contracts will be administered by The Company in accordance with these rules.

     If two or more nonqualified annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

     Those receiving partial distributions made before annuitization of a contract will generally be taxed on an income-first basis to the extent of income in the contract. Certain pre-August 14, 1982 deposits into a nonqualified annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the Cash Value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash withdrawal under the tax law.

     With certain exceptions, the law will impose an additional tax if a Contract Owner makes a withdrawal of any amount under the contract which is allocable to an investment made after August 13, 1982. The amount of the additional tax will be 10% of the amount includable in income by the Contract Owner because of the withdrawal. The additional tax will not be imposed if the amount is received on or after the Contract Owner reaches the age of 59 1/2, of if the amount is one of a series of substantially equal periodic payments made for life or life expectancy of the taxpayer. The additional tax will not be imposed if the withdrawal or partial surrender follows the death or disability of the Contract Owner .

Federal Income Tax Withholding

     The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding, generally pursuant to Section 3405 of the Code. The application of this provision is summarized below.

     1. Eligible Rollover Distribution From Section 403(b) Plans or Arrangements or From Qualified Pension and Profit-Sharing Plans

        There is an unwaivable 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

        (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

- --------------------------------------------------------------------------------

        (b) a complete term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

        (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law.

        A distribution including a rollover that is not a direct rollover will require the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

     2. Other Non-Periodic Distributions (full or partial redemptions)

        To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, to the extent such aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If an election out is not provided, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

     3. Periodic Distributions (distributions payable over a period greater than one year)

        The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 1994, a recipient receiving periodic payments (e.g., monthly or annual payments under an Annuity Option) which total $13,700 or less per year, will generally be exempt from the withholding requirements.

     Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient.

     Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, United States citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.

Tax Advice

     Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by an Owner, participant or beneficiary who may make elections under a contract. It should be understood that the foregoing description of the federal income tax consequences under these contracts is not exhaustive and that special rules are provided with respect to situations not discussed here. It should be understood that if a tax-benefited plan loses its exempt status, employees could lose some of the tax benefits described. For further information, a qualified tax adviser should be consulted.


- --------------------------------------------------------------------------------
14

                                  PROSPECTUS



                                    PART II
                                    -------

                    INFORMATION NOT REQUIRED IN PROSPECTUS
                     --------------------------------------


Item 14. Other Expenses of Issuance and Distribution
         -------------------------------------------

Registration Fees:  $68,965.58 for $200,000,000 in interests of Modified
                    Guaranteed Annuity Contracts

Estimate of Printing Costs:  $15,000

Cost of Independent Auditors:  $ 4,000


Item 15. Indemnification of Directors and Officers
         -----------------------------------------

Section 33-320a of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-320a provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Travelers Group Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits
         --------

(a)  Exhibits

        1.  Form of Underwriting Agreement.

      3(a). Charter of The Travelers Insurance Company, as amended on October
            19, 1994. (Incorporated herein by reference to Exhibit 3(a)(i) to the Registration Statement on Form S-2, File No. 33-58677 filed via Edgar on April 18, 1995.)

      3(b). By-Laws of The Travelers Insurance Company, as amended on
            October 20, 1994. (Incorporated herein by reference to Exhibit 3(b)(i) to the Registration Statement on Form S-2, File No. 33-58677 filed via Edgar on April 18, 1995.)

        4.  Contracts.

        5. Opinion Re: Legality, Including Consent. (Incorporated herein by reference to Exhibit 5 to the Registration Statement on Form S-2, File No. 33-89812 filed on February 27, 1995.)

        10. Material Contracts.

            a. Restated Second Amended General Agency Agreement (SAGAA) dated as of November 1, 1989 by and among Primerica Life Insurance Company (formerly Massachusetts Indemnity Life Insurance Company; hereinafter "Primerica Life"), A.L. Williams & Associates, Inc. and Arthur L. Williams, Jr., incorporated by reference to Exhibit
               10.15 to the Annual Report on Form 10-K of The Travelers Inc. (formerly Primerica Corporation) for the fiscal year ended December 31, 1990 (File No. 1-9924) (the "Primerica 1990 10-K")

            b. Restated First Amendment to SAGAA dated as of November 1, 1989, by and among Primerica Life, A.L. Williams & Associates, Inc. and Arthur L. Williams, Jr., incorporated by reference to Exhibit
               10.16 to the Primerica 1990 10-K.

            c. Master Agreement, dated as of September 1, 1994, between the
               Company and Metropolitan Life Insurance Company ("MetLife"), incorporated by reference to Exhibit 10.03 to Form 10-Q for the quarter ended September 30, 1994, File No. 33-33691, filed on November 14, 1994.

            d. Group Life Insurance and Related Businesses Acquisition
               Agreement, dated as of September 1, 1994, among MetLife, the Company, The Travelers Indemnity Company of Rhode Island and The Travelers Insurance Company of Illinois, incorporated by reference to Exhibit 10.04 to Form 10-Q for the quarter ended September 30, 1994, File No. 33-33691, filed on November 14, 1994.

     23(a). Consent of Coopers & Lybrand L.L.P., Independent Accountants, to the reference in the Prospectus to such firm as "experts" in accounting and auditing and to the incorporation of their reports on The Travelers Insurance Company financial statements.

     23(b). Consent of KPMG Peat Marwick LLP, Independent Certified Public
            Accountants, to the reference in the Prospectus to such firm as "experts" in accounting and auditing and to the incorporation of their reports on The Travelers Insurance Company financial statements.

     23(c). Consent of Counsel (see Exhibit 5).

     24. Powers of Attorney authorizing Jay S. Fishman or Ernest J. Wright as signatory for Robert I. Lipp, Charles O. Prince, III, Marc P. Weill, Irwin R. Ettinger, Michael A. Carpenter, Donald T. DeCarlo and Christine B. Mead.

     27.    Financial Data Schedule.  (Incorporated herein by reference to
            Exhibit 27 to Form 10-K for the year ended December 31, 1994, File No. 33-33691, filed on March 31, 1995.)


Item 17. Undertakings
         ------------

The undersigned registrant hereby undertakes as follows, pursuant to Item 512 of Regulation S-K:

(a)  Rule 415 offerings:

     1. To file, during any period in which offers or sales of the registered securities are being made, a post-effective amendment to this registration statement:

         a. to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         b. to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

         c. to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


(h)  Requests for Acceleration of Effective Date:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES
                                  ----------


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this pre-effective amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on June 2, 1995.

                        THE TRAVELERS INSURANCE COMPANY
                                  (Registrant)

                                    By: /s/Jay S. Fishman
                                        -----------------
                                       Jay S. Fishman
                                       Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment to this registration statement has been signed by the following persons in the capacities indicated on June 2, 1995.


*ROBERT I. LIPP                       Director and Chairman of the Board
- ---------------
(Robert I. Lipp)

/s/JAY S. FISHMAN                     Director and Chief Financial Officer
- -----------------
(Jay S. Fishman)

*CHARLES O. PRINCE, III               Director
- -----------------------
(Charles O. Prince, III)

*MARC P. WEILL                        Director
- --------------
(Marc P. Weill)

*IRWIN R. ETTINGER                    Director
- ------------------
(Irwin R. Ettinger)

*MICHAEL A. CARPENTER                 Director, President and Chief Executive
- ---------------------                 Officer
(Michael A. Carpenter)


*DONALD T. DeCARLO                    Director
- ------------------
(Donald T. DeCarlo)

/s/CHRISTINE B. MEAD                Vice President - Finance
- --------------------                and Controller
(Christine B. Mead)



*By: /s/Jay S. Fishman
     -----------------
    Jay S. Fishman, Attorney-in-Fact

                                 EXHIBIT INDEX
                                 -------------


Exhibit
  No.      Description                                       Method of Filing
- --------   -----------                                       ----------------


    1.   Form of Underwriting Agreement.                     Electronically

  3(a). Charter of The Travelers Insurance Company, as amended on October 19, 1994. (Incorporated herein by reference to Exhibit 3(a)(i) to the Registration Statement on Form S-2, File
         No. 33-58677 filed via Edgar on April 18, 1995.)

  3(b). By-Laws of The Travelers Insurance Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 3(a)(i) to the Registration Statement on Form S-2, File
         No. 33-58677 filed via Edgar on April 18, 1995.)

    4.   Contracts.                                          Electronically

    5.   Opinion Re:  Legality, Including Consent.
         (Incorporated herein by reference to Exhibit 5 to the Registration Statement on Form S-2, File
         No. 33-89812 filed on February 27, 1995.)

   10.   Material Contracts.

         a. Restated Second Amended General Agency
            Agreement (SAGAA) dated as of November 1,
            1989 by and among Primerica Life Insurance
            Company (formerly Massachusetts Indemnity Life
            Insurance Company; hereinafter "Primerica Life"),
            A.L. Williams & Associates, Inc. and Arthur L.
            Williams, Jr., incorporated by reference to
            Exhibit 10.15 to the Annual Report on Form 10-K of The Travelers Inc. (formerly Primerica Corporation) for the fiscal year ended December 31, 1990
            (File No. 1-9924) (the "Primerica 1990 10-K")

         b. Restated First Amendment to SAGAA dated as of November 1, 1989, by and among Primerica Life,
            A.L. Williams & Associates, Inc. and Arthur L.
            Williams, Jr., incorporated by reference to
            Exhibit 10.16 to the Primerica 1990 10-K.

         c. Master Agreement, dated as of September 1, 1994, between the Company and Metropolitan Life Insurance Company ("MetLife"), incorporated by reference to
            Exhibit 10.03 to Form 10-Q for the quarter ended September 30, 1994, File No. 33-33691, filed on November 14, 1994.

         d. Group Life Insurance and Related Businesses
            Acquisition Agreement, dated as of September 1,
            1994, among MetLife, the Company, The Travelers
            Indemnity Company of Rhode Island and The
            Travelers Insurance Company of Illinois, incorporated by reference to Exhibit 10.04 to Form 10-Q for the quarter ended September 30, 1994, File No. 33-33691, filed on November 14,
            1994.

 23(a).     Consent of Coopers & Lybrand L.L.P.,             Electronically
            Independent Accountants, to the reference in the Prospectus to such firm as "experts" in accounting and auditing and to the incorporation of their reports on The Travelers Insurance
            Company financial statements.

 23(b).     Consent of KPMG Peat Marwick LLP,                Electronically
            Independent Auditors, to the reference in the Prospectus to such firm as "experts" in accounting and auditing and to the incorporation of their reports on The Travelers Insurance
            Company financial statements.

 23(c).     Consent of Counsel (see Exhibit 5).

   24.      Powers of Attorney authorizing Jay S. Fishman or    Electronically
            Ernest J. Wright as signatory for Robert I. Lipp,
            Charles O. Prince, III, Marc P. Weill, Irwin R.
            Ettinger, Michael A. Carpenter, Donald T. DeCarlo and Christine B. Mead.

   27. Financial Data Schedule. (Incorporated herein by reference to Exhibit 27 to Form 10-K for the year ended December 31, 1994, File No. 33-33691, filed on March 31, 1995.)